UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

CAPITAL SENIOR LIVING CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

140475104
(CUSIP Number)

Joshua Musher, 530 Fifth Avenue 20th Floor, New York, NY 10036, 212-452-9119
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 641119 102

1	NAMES OF REPORTING ENTITIES
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Arbiter Partners Capital Management LLC, 20-599-3147
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

3,313,461
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

3,313,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,313,461
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.05%
14	TYPE OF REPORTING PERSON (See Instructions)

IA

SCHEDULE 13D

CUSIP No. 641119 102

1	NAMES OF REPORTING ENTITIES
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paul J. Isaac
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

US citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

3,313,461
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

3,313,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,313,461
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.05%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock of Capital Senior Living Corporation, with principal offices at 14160 Dallas Parkway, Suite 300, Dallas, Texas.

Item 2. Identity and Background

(a)

This statement on Schedule 13D is being jointly filed by Arbiter Partners Capital Management, LLC. ("APCM"), a Delaware limited liability company, and Paul J. Isaac ("Mr. Isaac") (collectively, the "Reporting Entities"). The execution and filing of this Schedule 13D shall not be construed as an admission that the Reporting Entities are a group, or have agreed to act as a group.

(b)	The address of the principal business and principal office of each of the Reporting Entities is 530 Fifth Avenue, 20th Floor, New York, NY 10036

(c)

APCM is a registered investment adviser. The principal business of APCM is to act as an investment adviser to various private investment limited partnerships and securities reported on this Schedule 13D as being beneficially owned by APCM were purchased on behalf of certain of such partnerships and individual accounts managed and administered by APCM. Mr. Isaac is a United States citizen and is a controlling person of APCM. As such, he may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, of the securities beneficially owned by APCM. Pursuant to Exchange Act Rule 13d-4, APCM and Mr. Isaac declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement on Schedule 13D.

(d)	None of the Reporting Entities have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)

None of the Reporting Entities have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	APCM is a Delaware Limited Liability Company, and Mr. Isaac is a citizen of the United States of America

Item 3. Source and Amount of Funds or Other Considerations

Certain private investment limited partnerships and individual managed accounts advised by APCM have been purchasing shares in the issuer since March 2010. The total amount of funds used to purchase the shares is $39.9 million. The source of funds is the capital of the private investment limited partnerships and individual managed accounts.

Item 4. Purpose of Transaction

Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in the ordinary course of business in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, represented an attractive investment opportunity when purchased.

Representatives of the Reporting Entities have engaged, and may continue to engage, in discussions with representative of the Company, other stockholders of the Company, and other persons concerning, among other things, the business, operations, corporate governance, management, and strategic direction of the Company.

None of the Reporting Entities has any present plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein. The Reporting Entities intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the actions taken by management and the Board of Directors of the Company, the Company’s financial position and strategic direction, the price levels of the shares of Common Stock, other investment opportunities available to the Reporting Entities, conditions in the securities markets, and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock, seeking representation on the Board of Directors of the Company, and/or otherwise changing their intention with respect to any or all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Entities reserve the right to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(b)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(c)	For beneficial owner APCM

Trans.Type	T/D	Ticker	Quantity	Price
Buy	11.1.16	CSU	50,000	15.2137
Buy	11.1.16	CSU	15,000	15.2137
Buy	11.1.16	CSU	20,000	15.2137
Buy	11.1.16	CSU	20,000	15.2137
Buy	11.2.16	CSU	50,000	13.1341
Option Assignment	11.2.16	CSU US 12/16/16 P22.5	11,600	0
Buy	11.4.16	CSU	80,000	12.8557
Buy	11.16.16	CSU	25,844	14.809
Buy	11.17.16	CSU	56,200	15.2395
Buy	11.18.16	CSU	50,000	15.3736
Buy	11.21.16	CSU	32,148	15.3771
Buy	11.22.16	CSU	36,000	15.5255
Buy	11.23.16	CSU	20,169	15.5978
Buy	11.25.16	CSU	13,400	15.8707
Buy	11.28.16	CSU	55,000	15.3628
Buy	11.29.16	CSU	50,000	15.9788

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Trans.Type	T/D	Ticker	Quantity	Price
Cover	10.31.16	CSU US 12/16/16 P20	300	4.22
Short	10.31.16	CSU US 06/16/17 P20	300	4.67
Short	11.10.16	CSU US 06/16/17 P15	200	1.95

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/13/2016
Dated

/s/
Signature

Joshua Musher, COO
Name/Title

12/13/2016
Dated

/s/
Signature

Paul J. Isaac
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).